UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 7

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ZOOMCAR HOLDINGS, INC.

(Name of Subject Company and Filing Person (Issuer))

Common Stock Purchase Warrants

2026 Common Stock Purchase Warrants

Series A Common Stock Purchase Warrants

Series B Common Stock Purchase Warrants

Pre-Funded Warrants to Purchase Common Stock

Bridge Placement Agent Common Stock Purchase Warrants

Placement Agent Common Stock Purchase Warrants

Series A Placement Agent Warrants

N/A
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Deepankar Tiwari

Anjaneya Techno Park, No.147, 1st Floor
Kodihalli, Bangalore, India 560008

+91 8048821871

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Morris C. Zarif, Esq.

Zarif Law Group P.C.

808 Springwood Avenue, Suite 110

Asbury Park, NJ 07711

(732) 755-0146

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

(Amendment No. 7)

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended by Amendment No. 1 filed on January 27, 2026, Amendment No. 2 filed on February 2, 2026, Amendment No. 3 filed on March 2, 2026, Amendment No. 4 filed on March 18, 2026, Amendment No. 5 filed on April 15, 2026, and Amendment No. 6 filed on May 12, 2026, collectively, the “Schedule TO”), initially filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on January 23, 2026, by Zoomcar Holdings, Inc., a Delaware corporation (the “Company,” “Zoomcar,” “we,” “us,” or “our”).

This Amendment No. 7 is being filed solely to file as an exhibit to the Schedule TO the letter to shareholders, warrant holders, and Tender Offer participants dated May 20, 2026 from Deepankar Tiwari, the Company’s Chief Executive Officer (the “Shareholder Letter”), a copy of which is filed herewith as Exhibit (a)(1)(Q).

Except as specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. All capitalized terms used in this Amendment but not otherwise defined herein have the respective meanings ascribed to them in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; Additional Information.

Items 1, 4 and 11 of the Schedule TO, and the disclosures incorporated therein by reference from the Offer to Exchange, are hereby amended and supplemented by reference to the information set forth in the Shareholder Letter filed as Exhibit (a)(1)(Q) hereto, which is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description
(a)(1)(Q)*	Letter to Shareholders, Warrant Holders, and Tender Offer Participants from Deepankar Tiwari, Chief Executive Officer, dated May 20, 2026.
107**	Filing Fee Table.

*	Filed herewith.
**	Previously filed.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZOOMCAR HOLDINGS, INC.

Date: May 20, 2026

By:	/s/ Deepankar Tiwari
Name:	Deepankar Tiwari
Title:	Chief Executive Officer

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